                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       ---------------
                                                       SEC FILE NUMBER
                                                            1-14244
                                                       ---------------


(Check One):  [_]Form 10-K        [_] Form 20-F         [_] Form 11-K
              [X] Form 10-Q       [_] Form N-SAR

                                                       ---------------
                                                        CUSIP NUMBER
                                                         376796 10 8
                                                       ---------------
     For Period Ended:  June 30, 2001.

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

     For the Transition Period Ended: Not Applicable.

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                   Nothing in this Form shall be construed to
    imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable



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PART I--REGISTRANT INFORMATION
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     Glas-Aire Industries Group Ltd.
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Full Name of Registrant


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Former Name if Applicable

     3137 Grandview Highway
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Address of Principal Executive Office (Street and Number)

     Vancouver, B.C. V5M 2E9 Canada
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended June 30, 2001, within the prescribed period because of delays caused by the need to coordinate the preparation of the financial statements with a company in which the registrant has a significant equity investment and the need to coordinate the review of the Form 10-QSB with the registrant's auditors.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Henry F. Schlueter, Esq.     (303)         292-3883
          ---------------------------------------------------------------
               (Name)                  (Area Code)  (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30 of
     the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
     required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      [X] Yes [ ] No
     --------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?           [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Glas Aire Industries Group Ltd.
                 Consolidated Condensed Statements of Operations
                                   (Unaudited)


                                                     Three Months Ended        Six Months Ended
                                                   June 30,     June 30,     June 30,     June 30,
                                                     2001         2000         2001         2000
Sales                                             $2,728,516   $2,401,356   $5,690,563   $4,897,692
Cost of sales                                      1,864,505    1,748,027    4,085,057    3,493,646
                                                  ----------   ----------   ----------   ----------
Gross profit                                         864,011      653,329    1,605,506    1,404,046
                                                  ----------   ----------   ----------   ----------
Expenses
 Depreciation                                         67,436       67,099      134,565      132,320
 Research and development                             87,905      117,660      207,455      255,768
 Selling and distribution                            338,327      258,178      545,545      408,107
 General and administrative                          315,196      235,446      505,175      410,462
 Provision for profit sharing                          4,433        3,907       26,204       33,727
 Interest, net                                        (7,927)      13,065      (16,782)      18,290
                                                  ----------   ----------   ----------   ----------
                                                     805,370      695,355    1,402,162    1,258,674
                                                  ----------   ----------   ----------   ----------
Income  before income from equity
 investment and income tax expense                    58,641      (42,026)     203,344      145,372
Income from equity investment                        105,000       93,189      211,420      186,379
                                                  ----------   ----------   ----------   ----------
Income before income taxes                           163,641       51,163      414,764      331,751
Income taxes - current                                16,396      (18,701)      85,319       88,639
Income taxes - deferred                               35,700            0       69,700            0
                                                  ----------   ----------   ----------   ----------
Net income for the period                         $  111,545   $   69,864   $  259,745   $  243,112
                                                  ==========   ==========   ==========   ==========
Earnings per share - basic and diluted            $    0.046   $    0.029   $    0.107   $    0.101
                                                  ----------   ----------   ----------   ----------
Weighted average number of  shares outstanding
less 162,844 shares of treasury stock              2,431,154    2,412,789    2,431,154    2,412,789
                                                  ----------   ----------   ----------   ----------

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

                        GLAS-AIRE INDUSTRIES GROUP LTD.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 2001              By: /s/ Alex Ding
----------------------                 ----------------------------------------
                                       Alex Ding, President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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